Exhibit 6.13

AMERICAN DIVERSIFIED ENERGY LLC

PROMISSORY NOTE

$35,000.00 USD

For value received, American Diversified Energy LLC, a Delaware Limited Liability Company (the “Company”), promises to pay to: Julio G. Macedo (the “Holder”), the principal sum of ($35,000.00 USD). This promissory note (the “Note”) is subject to the following terms and conditions.

1.	Interest, Maturity and Default

(a)	Interest: Interest shall accrue from the Issuance Date on the unpaid principal amount at a rate equal to two percent (2%) per annum, simple interest. Such interest shall accrue and be payable only on the Maturity Date or upon acceleration of payment of this Promissory Note pursuant to Section 3 hereof. Issuance Date will be the date funds are received by the Company.

(b)	Maturity: The Note shall be due and payable twenty-four months from the Issuance Date (the “Maturity Date”) If the Note is not paid in full at the Maturity Date, interest on the unpaid principal amount shall increase to five percent (5%) per annum, simple interest. Such interest shall accrue and be payable together with the principal amount, 60 months from the original Issuance Date (the “Second Maturity Date”) or upon acceleration of this Promissory Note pursuant to Section 3 hereof.

(c)	Default: Notwithstanding the provisions of Section 1(a) above, the entire unpaid principal sum of this Note, together with accrued and unpaid interest thereon, shall become immediately due and payable upon (i) the execution by the Company of a general assignment for the benefit of creditors, (ii) the filing by or against the Company of a petition in bankruptcy or any petition for relief under the federal bankruptcy act or the continuation of such petition without dismissal for a period of 90 days or more, or, (iii) the appointment of a receiver or trustee to take possession of the property or assets of the Company.

2.	Payment

All payments shall be made in lawful money of the United States of America at such place as the Holder hereof may from time to time designate in writing to the Company. Payment shall be credited first to the accrued interest then due and payable and the remainder applied to principal. Any amounts due in connection with this Note may be prepaid in whole or in part at any time without penalty upon ten (10) days’ notice by the Company to the registered Holder of this Note.

3.	Acceleration of Payment

The Company contemplates filing and qualifying a Regulation A, Tier 2 offering with the United States Securities and Exchange Commission (the “Commission”), with the Minimum Offering being $2,000,000 and the Maximum Offering being $50,000,000. In the event that, after qualification of the offering, the Company raises $3,000,000 (“Threshold Amount”) from the sale of the Company’s Class A Units to Investors, the outstanding balance (including accrued and unpaid interest) under this Note shall become immediately due and payable, at the option of the Holder once the Threshold Amount is reached in the offering.

4.	Transfer, Successor, and Assigns

The terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Notwithstanding the foregoing, except for a pledge of this Note to a bank or other financial institution that creates a mere security interest in this Note in connection with a bona fide loan transaction, the Holder may not assign, pledge, or otherwise transfer this Note without the prior written consent of the Company. Subject to the preceding sentence, this Note may be transferred only upon surrender of the original Note to the Company for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Company, and, thereupon, a new note for the same principal amount and interest will be issued to, and registered in the name of, the transferee. Interest and principal are payable only to the registered holder of this Note.

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5.	Governing Law

This Note shall be governed by and construed under the laws of the State of California as applied to agreements among California residents, entered and to be performed entirely within the State of California, without giving effect to principles of conflicts of law. The parties irrevocably consent to the jurisdiction and venue of the state and federal courts located in County of Orange, State of California.

6.	Notices

Any notice required or permitted by this Note shall be given in writing and shall be deemed effectively given (a) upon personal delivery to the party to be notified, (b) upon confirmation of receipt by fax by the party to be notified, (c) one business day after deposit with a reputable overnight courier, prepaid for overnight delivery and addressed as set forth in (d), or (d) three days after deposit with the United States Post Office, postage prepaid, registered or certified with return receipt requested and addressed to the party to be notified at the address of such party indicated on the signature page hereof, or at such other address as such party may designate by 10 days’ advance written notice to the other party given in the foregoing manner.

7.	Amendment and Waiver

Any term of this Note and the Note Purchase Agreement may be amended only with the written consent of the Company and the Holder of the Note. Any amendment or waiver effected in accordance with this Section 7 shall be binding upon the Company, and Holder and each transferee of the Note.

8.	Manager, Affiliates, Shareholders, Officers, and Directors

In no event shall any Manager, or affiliate of the Manager, shareholder, officer or director of the Company be liable for any amounts due or payable pursuant to this Note.

9.	Action to Collect on the Note

If action at law or equity is necessary to enforce or interpret the terms of this Note, the prevailing party shall not be entitled to reasonable attorney’s fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

10.	Waiver of Jury Trial

Each of the Company and Holder hereby waives its right to trial by jury in any claim (whether based upon contract, tort or otherwise) under, related to or arising in connection with this Note.

11.	Waiver of Presentment

The Company hereby waives presentment, protest and demand, notice of protest, demand and dishonor and non-payment of this Note in connection with the delivery, acceptance, performance, default or enforcement of the payment of this Note.

12.	Loss, Theft or Destruction of Note

Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft or destruction of this Note and of indemnity or security reasonably satisfactory to it, the Company will make and deliver a new Note which shall carry the same rights to interest carried by this Note, stating that such Note is issued in replacement of this Note, making reference to the original date of issuance of this Note (and any successors hereto) and dated as of such cancellation, in lieu of this Note.

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IN WITNESS HEREOF, the Company and Holder have executed this agreement on the 2nd day of February 2018.

Here signed:

AMERICAN DIVERSIFIED ENERGY LLC:

/s/ Julio G. Macedo	02-02-18
Julio G Macedo, Manager	Date

Holder:

/s/ Julio G. Macedo	02-02-18
Signature	Date

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